UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-32968

VBA DEFINED CONTRIBUTION PLAN FOR XENITH BANKSHARES, INC. (FORMERLY THE VBA DEFINED CONTRIBUTION PLAN FOR HAMPTON ROADS BANKSHARES, INC.)

(Exact name of registrant as specified in its charter)

One James Center, 901 E. Cary Street, Suite 1700

Richmond, Virginia 23219

(804) 433-2200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan interests under the VBA Defined Contribution Plan for Xenith Bankshares, Inc. (formerly the VBA Defined Contribution Plan for Hampton Roads Bankshares, Inc.)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

* Effective January 1, 2018, Xenith Bankshares, Inc. (“Xenith”) merged with and into Union Bankshares Corporation (“Union”) with Union as the surviving corporation. On January 2, 2018, a Post-Effective Amendment No. 1 to Form S-8 Registration Statements (Nos. 333-64346 and 333-159104) was filed with the Securities and Exchange Commission to deregister all of the unsold securities of Xenith offered under The Bank of Hampton Roads Defined Contribution 401(k) Plan and the Gateway Bank and Trust Company Employee’s Savings & Profit Sharing Plan and Trust (which ultimately became the VBA Defined Contribution Plan for Xenith Bankshares, Inc.) (the “Plan”). Accordingly, this Form 15 is being filed to report the suspension of the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including on Form 11-K.

Pursuant to the requirements of the Exchange Act, the Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

VBA Defined Contribution Plan for Xenith Bankshares, Inc. (formerly the VBA Defined Contribution Plan for Hampton Roads Bankshares, Inc.)

	By:	Union Bankshares Corporation, as successor by merger to Xenith Bankshares, Inc., Plan Sponsor

Date: February 1, 2018	By:	/s/ Robert M. Gorman
Robert M. Gorman
Executive Vice President and Chief Financial Officer